                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. __)



                                 Cirracor, Inc.
                                 --------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   359674 108
                                   ----------
                                 (CUSIP Number)

            Grove Panda Investments, LLC, by Peter G. Geddes, Manager
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 12, 2006
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)
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CUSIP NO. 359674108                                                  Page 2 of 8

1        NAME OF REPORTING PERSON

         Grove Panda Investments, LLC by Peter G. Geddes, Manager,
         EIN: 20-4891159

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) / /   (B) / /

3        SEC USE ONLY

4        SOURCE OF FUNDS*

         Personnel Funds

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7        SOLE VOTING POWER

         2,500,000

8        SHARED VOTING POWER

         0

9        SOLE DISPOSITIVE POWER

         2,500,000

10       SHARED DISPOSITIVE POWER


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,500,000

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*/ /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         71%

14       TYPE OF REPORTING PERSON*

         PN

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CUSIP NO. 359674108                                                  Page 3 of 8

ITEM 1.           SECURITY AND ISSUER.

                  Securities:       Common Stock
                  Issuer:           Cirracor, Inc.

ITEM 2.           IDENTITY AND BACKGROUND.

(a) Name: Grove Panda Investments, LLC, a Delaware LLC
(b) Address: P.O. Box 5303, Beverly Hills, CA 90212
(c) Principal Business: investor
(d) None
(e) None
(f)

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Personal funds, $20,000

ITEM 4.           PURPOSE OF THE TRANSACTION.

                  Purchased the shares in expectation of a proposed merger with Panda Ethanol, Inc.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  2,500,000 shares were purchased on May 12, 2006 by Grove Panda Investments, LLC equal to 71% of Common Stock/Sole voting power, sole power to dispose. The transaction was at price of .008 per share, in a private negotiated transaction. That transaction took place in Los Angeles, CA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant to the merger agreement with Panda Ethanol, Inc. the reporting person will be required to pledge 700,000 of these shares as collateral for the representation of Cirracor, Inc. in the merger agreement.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Form of Stock Purchase Agreement


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CUSIP NO. 359674108                                                  Page 4 of 8

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  May 19, 2006                             Grove Panda Investments, LLC

                                                 By: s\Peter G. Geddes
                                                     ---------------------------
                                                       Peter G. Geddes, Manager




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CUSIP NO. 359674108                                                  Page 5 of 8


                                EXHIBIT TO ITEM 7

                            SHARE PURCHASE AGREEMENT

To:      The Person listed on the Counterpart
         Signature Page hereof (the "Seller")

Re: Purchase of shares that are the "Common Stock of Cirracor, Inc., a Nevada corporation ("Cirracor"), pursuant to this Share Purchase Agreement (the "Agreement")

To Seller:

                  The undersigned (the "Buyer") offers to purchase Common Stock of Cirracor from you (the "Seller") as follows:

                                    RECITALS
   :WHEREAS, the Buyer (as defined herein) wishes to purchase Common Stock of Cirracor from certain current stockholders of Cirracor; and

         WHEREAS, Cirracor is entering into a Change in Control Transaction by virtue of a reorganization, merger or acquisition with Panda Ethanol, Inc. (the "Target") which may or may not be beneficial to Cirracor and its stockholders (the "Reorganization Transaction"); and

         NOW, THEREFORE, the parties hereto do hereby agree as follows:

         A. The Seller is the owner of the shares of Common Stock of Cirracor indicated on the Counterpart Signature Page that the Seller wishes to sell to the Buyer at an aggregate purchase price as indicated on the Counterpart Signature Page, and that the Buyer wishes to purchase from the Seller at an aggregate purchase price as indicated on the Counterpart Signature Page.

         B. Cirracor is a publicly-held company, having previously and lawfully offered and sold a portion of its securities in accordance with applicable federal and state securities laws, rules and regulations. Cirracor files reports with the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Seller and the Buyer have access to all reports of Cirracor via the EDGAR system of the Securities and Exchange Commission that have been filed by or with respect to Cirracor during the past 12 months and longer.

         C. The Seller and the Buyer are also aware of the eminent reorganization, merger or acquisition by Cirracor of Target, as referenced in these Recitals;

         D. The Buyer represents and warrants the following as an additional inducement for the offer outlined in this Agreement to purchase the Common Stock of the Seller covered by this Agreement, to-wit:

                  (i) The Buyer is not relying on any representation or warranty of the Seller whatsoever, except those representations and warranties contained in this Agreement;

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CUSIP NO. 359674108                                                  Page 6 of 8

                  (ii) The Buyer has conducted the Buyer's own investigation of the risks and merits of an investment in Cirracor, and to the extent desired, including, but not limited to a review of Cirracor 's books and records, financial and otherwise, its annual, quarterly and current reports and any registration statements contained in the Edgar Archives of the Securities and Exchange Commission, and has had the opportunity, to the extent that the Buyer deemed reasonable or necessary, to discuss this documentation with the directors and executive officers of Cirracor; to ask questions of these directors and executive officers; and that to the extent requested, all such questions have been answered satisfactorily;

                  (iii) The Buyer is an "accredited investor" as that term is known or defined under applicable United States securities laws, rules and regulations, and/or is fully capable of evaluating the risks and merits associated with the execution of this Agreement and the purchase of this Common Stock hereunder, without qualification;

                  (iv) The Buyer has full power and authority to execute and deliver this Agreement, without qualification;

                  (v) The Buyer is purchasing the Common Stock for Buyer's account only, and not for the account of or in concert with any other person or entity, and except as otherwise set forth immediately below, there are no affiliations, arrangements, understandings or agreements, written or oral, respecting the subsequent resale of any of the Common Stock with any person or any entity;

                  (vi) The Buyer will fully comply with all provisions of United States and state securities laws, rules and regulations in the resale of any of the Common Stock acquired hereunder, and will timely make all required filings regarding beneficial ownership of the Common Stock with the Securities and Exchange Commission, as may be applicable;

                  (vii) Buyer is not an "affiliate" or an "associate" as those terms are defined under applicable United States securities laws, rules and regulations of Cirracor or Target;

                  (viii) Buyer (and its principals, if an entity) has not: (a) been party to any adverse proceeding brought by the Securities and Exchange Commission or any similar state agency; (b) any material criminal proceeding regarding the purchase or sale of securities or other crimes, excluding only misdemeanor crimes; or (c) filed bankruptcy proceedings within the past five years;

                  (ix) The Buyer agrees and understands that the amount being paid by the Buyer may be more or less than other shareholders may be selling their stock in similar transactions.

         Accordingly, the parties hereto (subject to the Seller's acceptance hereof) agree as follows:

         A. The Buyer hereby offers to purchase from the Seller the shares of Common Stock of as indicated on the Counterpart Signature Page, free and clear of any liens, encumbrances and/or other restrictions whatsoever and the Seller agrees to sell to the Buyer the shares of Common Stock of Cirracor owned by the Seller as indicated on the Counterpart Signature Page, free and clear of any such liens, encumbrances and/or restrictions whatsoever.

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CUSIP NO. 359674108                                                  Page 7 of 8

         B. The purchase price of the Common Stock shall be as indicated on the Counterpart Signature Page, payable on delivery of the Common Stock by the Seller to the Buyer for purchase and sale under this Agreement.

                  1. Certificates representing the Common Stock shall be delivered to the Buyer in exchange for payment by the Buyer to the Seller of the amounts required herein from funds to be deposited by the Buyer for the purchase and sale of the Common Stock, which payment shall be subject to the transfer of the Common Stock into the Buyer's name and delivery of the stock certificate or certificates representing the Common Stock to the Buyer by Federal Express, priority delivery, which stock certificate shall bear no restriction or notation.

                  2. By acceptance of this offer, the Seller hereby covenants and warrants:

                  (i) That the Seller has the right to sell, transfer, convey and assign the Common Stock, without qualification; and

                  (ii) That the Seller has done no act to encumber the Common Stock.




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CUSIP NO. 359674108                                                  Page 8 of 8

                           COUNTERPART SIGNATURE PAGE

This Counterpart Signature Page for that certain Share Purchase Agreement (the "Agreement") dated as May , 2006, among the undersigned, by which the undersigned, through execution and delivery of this Counterpart Signature Page, intend to be legally bound by the terms of the Agreement.


                                     BUYER:  GROVE PANDA INVESTMENTS, LLC




Dated: ______________________        By /s/ Peter G. Geddes
                                        ----------------------------------------
                                       (Signature)  By Peter G. Geddes, Manager




                                     SELLER:



Dated: ______________________        ____________________________________
                                              (Signature)

Number of Shares Sold: 2,500,000

Cash Consideration: $20,000